United States securities and exchange commission logo





                              June 1, 2021

       Ezra Levine
       Chief Executive Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue, Suite W2100
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Offering Statement
on Form 1-A Post-Qualification Amendment No. 12
                                                            Filed May 12, 2021
                                                            File No. 024-11178

       Dear Mr. Levine:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-effective Amendment No. 12 to Offering Circular

       General

   1. We note your response to prior comment 2. Please tell us what consideration you have given to presenting
earnings per unit information for each period presented at the series level, consistent with
ASC 260-10-45-7.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ezra Levine
Collectable Sports Assets, LLC
June 1, 2021
Page 2

      You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.



FirstName LastNameEzra Levine                         Sincerely,
Comapany NameCollectable Sports Assets, LLC
                                                      Division of Corporation
Finance
June 1, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName